UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*
                                             --

                  CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
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                                (Name of Issuer)

                      Class A Common Stock, $.08 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G 2004 5202
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                                 (CUSIP Number)

                                 March 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]            Rule 13d-1(b)

                    [X]            Rule 13d-1(c)

                    [ ]            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 pages)

                                  SCHEDULE 13G

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CUSIP No. G20045202                                         Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSONS

          Mark A. Riely

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OR ORGANIZATION

                   United States
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      NUMBER OF         5   SOLE VOTING POWER
 SHARES BENEFICIALLY            29,125
       OWNED BY       ---------------------------------------------------------
         EACH           6   SHARED VOTING POWER
      REPORTING                  279,025
        PERSON
         WITH         ---------------------------------------------------------
                        7   SOLE DISPOSITIVE POWER
                               29,125

                      ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                               279,025

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      308,150

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]

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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      13.3%

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    12     TYPE OF REPORTING PERSON*
                      IN


                              (Page 2 of 5 pages)

               This Statement on Schedule 13G dated November 11, 1999 filed by Mark A. Riely (the "Reporting Person") is amended to read in its entirety as follows:

"Item 1(a).       Name of Issuer:

                  Central European Media Enterprises Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Clarendon House, Church Street
                  Hamilton
                  HM CX Bermuda

Item 2(a).        Name of Person Filing:

                  This statement is filed by:

         Mark A. Riely ("Riely") with respect to the shares of Class A Common Stock, par value $.08 per share ("Common Stock") of the Company which may be deemed to be beneficially owned by Riely, including 23,875 shares of Common Stock owned of record by Riely, 4,000 shares of Common Stock owned by an IRA F/B/O Riely (the "Mark Riely IRA"), 1,250 shares of Common Stock owned by a SEP IRA F/B/O Riely (the "Riely SEP IRA"), 176,488 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Riely is a 75% shareholder, 43,262 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder, 35,345 shares of Common Stock owned by Goldman Sachs Strategic Technology Portfolio, L.P., which has as its investment adviser Vercingetorix Corp., of which Riely is a 50% shareholder, and 23,930 shares of Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  The address of Riely is 260 West Broadway, Suite 2-D, New York, New York 10013.

Item 2(c).        Citizenship:

                  Riely is a United States citizen.

Item 2(d).        Title of Class of Securities:

                  This statement relates to the Company's Class A Common Stock, par value $.08 per share.

Item 2(e).        CUSIP Number:

                  G20045103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act,
(b) [ ]   Bank as defined in Section 3(a)(6) of the Act,


                               (Page 3 of 5 pages)

(c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
(e) [ ]   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c) check this box. [X]

Item 4.  Ownership.

(a)  Amount beneficially owned: 308,150
(b)  Percent of class: 13.3%
(c)  (i)      Sole power to vote or direct the vote:              29,125
     (ii)     Shared power to vote or direct the vote:            279,025
     (iii)    Sole power to dispose or direct the disposition:    29,125
     (iv)     Shared power to dispose or direct the disposition:  279,025

                  As of March 31, 2000 Riely has the sole power to vote and dispose of 23,875 shares of Common Stock owned of record by Riely, 4,000 shares of Common Stock owned by Mark Riely IRA, and 1,250 shares of Common Stock owned by Riely SEP IRA. Riely has the shared power to vote and dispose of 176,488 shares of Common Stock directly owned by Media Group Investors, L.P. and beneficially owned by Media Group Management, Inc., of which Riely is a 75% shareholder, 43,262 shares of Common Stock directly owned by Media Group
Investments, Ltd., of which Vercingetorix Corp., of which Riely is a 50% shareholder, serves as the investment advisor, 35,345 shares of Common Stock owned by Goldman Sachs Strategic Technology Portfolio, L.P., which has as its investment adviser Vercingetorix Corp., of which Riely is a 50% shareholder, and 23,930 shares of Common Stock owned by Key Media & Communications, Inc., which has as its investment advisor Vercingetorix Corp., of which Riely is a 50% shareholder.

Item 5.  Ownership of Five Percent or Less or a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.



                              (Page 4 of 5 pages)

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Riely hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 10, 2000



                                                 /s/ Mark A. Reily
                                                 -------------------
                                                 Mark A. Riely






                              (Page 5 of 5 pages)